RepliCel™
Using Cells for Healing

NEWS RELEASE

RepliCel CEO Provides 2018 Shareholder Update

With a new Asian partnership and 2017 deliverables met, RepliCel is primed and ready for expansion

VANCOUVER, BC, CANADA – 25 January 2018 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to provide an update to shareholders from its President and CEO, Mr. R. Lee Buckler.

Dear Shareholders,

I am very pleased to be providing this 2018 update. The Company had a very successful 2017, which has only paved the way for a successful year as we enter into 2018. We are ramping up for expansion of all our programs and are actively focused on additional partnership discussions to drive the Company towards maturation. These are exciting times and we look forward to sharing more news as RepliCel continues to gain momentum taking its place as a biotech industry leader.

Looking back over the past 24 months, 2016 was about restructuring and refinancing the Company, 2017 was about delivering promised clinical and injector milestones, and now 2018 is about expansion.

With the rebuilding that the Company has accomplished in the past 24 months, RepliCel has now set the stage to execute across multiple fronts over the next 24 months. Armed with clinical data, functioning device prototypes, a new partner committed to financing our programs in Greater China, and significant capital to execute our programs elsewhere through 2019, we have now positioned RepliCel to deliver on its next phase across several platforms at a faster pace.

We have ongoing research programs at the University of British Columbia in Vancouver, the Shiseido-funded clinical research in Japan, and our dermal injector development taking place in Europe. Expanding from there, we are laying plans for development programs with lead experts in North America and Europe, phase 2 clinical trials in Europe, new clinical trials in Hong Kong and mainland China, regulatory clarity with the United States FDA, and exploring other deals currently under discussion.

In 2018, shareholders should expect to see:

- The launch of a European multi-centre, phase 2 clinical trial measuring the impact of RCS-01 injections on aging skin.
- Completion of commercial-grade prototypes for the RCI-02 dermal injector.
- Filing of a CE-mark application for our dermal injector seeking the regulatory marketing approval needed to commercially launch the device in Europe and Hong Kong.

- Preparations for launching the device in Hong Kong by licensing partner, YOFOTO (China) Health Industry Co. Ltd.
- Data from the clinical research being funded by Shiseido in Japan measuring the benefit of RCH-01 injections in men and women suffering from hair loss due to androgenic alopecia.
- Data from the research program at UBC identifying different genetic marker expression profiles of various cell populations in the hair follicle with an aim of potentially improving cell selection, manufacturing, and clinical outcomes.
- The launch of tendon repair (RCT-01) and skin rejuvenation (RCS-01) clinical trial activity in Hong Kong and/or Mainland China funded by YOFOTO.
- The launch of planned product development projects with various partners intended to add significant value to our programs.
- A meeting with the FDA reviewing one or more of our programs.
- Business development activity which may well lead to the execution of other commercial partnerships.

Unlike previous years, not only are we are financed to move through these milestones, we have new, significant non-dilutive funding commitments for much of this expansion, subject to successful closing of the deal with YOFOTO.

The pending investment from and partnership with YOFOTO, announced earlier this month, brings to RepliCel a new major shareholder committed not only to finance the programs licensed for Greater China but also to the overall success of the Company. The dilutive investment upfront will be used to fund our programs outside of Asia. This will be counterbalanced with YOFOTO's funding of our programs in Greater China which will bring significant value to the Company as they generate clinical data and commercialize products. RepliCel shareholders can also look forward to the Company receiving further non-dilutive milestone and royalty payments as part of the YOFOTO partnership.

With the YOFOTO partnership including the dermal injector, we now have a commercial partner able to launch the device commercially in Hong Kong once we have obtained CE-mark approval. This means we now have commercial partnerships in place not only with the potential for near-term commercial launch of RCH-01 in Japan but also a near-term launch of the injector of the device in Hong Kong.

As I outlined in our September press release, we have leveraged our progress in 2017 into a very exciting pipeline of ongoing partnership discussions. While we have now announced the YOFOTO partnership focused on product development and commercialization in Greater China, we have other deals we are in a position to consider in the months ahead. These potential partnerships offer unique opportunities to position and capitalize the Company on its path to increasing maturity.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated

from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: the completion of the transaction with YOFOTO for financing the Company's programs in Greater China, and providing significant capital to execute the Company's programs elsewhere through 2019; the Company conducting development programs with lead experts in North America and Europe, phase 2 clinical trials in Europe and new clinical trials in Hong Kong and mainland China; the Company obtaining regulatory clarity with the United States FDA; the launch of a European multi-centre, phase 2 clinical trial measuring the impact of RCS-01 injections on aging skin; completion of commercial-grade prototypes for the RCI-02 dermal injector; the filing of a CE-mark application for our dermal injector seeking the regulatory marketing approval needed to commercially launch the device in Europe and Hong Kong; obtaining clinical data from the clinical research being funded by Shiseido in Japan and data from the research program at UBC identifying different genetic marker expression profiles of various cell populations in the hair follicle; the launch of tendon repair (RCT-01) and skin rejuvenation (RCS-01) clinical trial activity in Hong Kong and/or Mainland China funded by YOFOTO; the launch of planned product development projects with various partners; the execution of other commercial partnerships; that YOFOTO will fund the Company's programs in Greater China resulting in the generation of clinical data and commercialized products; the Company receiving further non-dilutive milestone and royalty payments as part of the YOFOTO transaction; that YOFOTO will become a commercial partner for the injector device; and the near-term commercial launch of RCH-01 in Japan.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related to the Company and YOFOTO being able to negotiate and enter into the definitive agreements required for the transaction with YOFOTO, risks related to the Company obtaining the approval of the TSX-V and its shareholders for the transaction with YOFOTO, risks related to YOFOTO obtaining consent for the transaction from the required parties and applicable regulatory authorities; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of

unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at http://www.sedar.com/.